UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 19, 2016

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated May 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: May 19, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS REPORTS

FIRST QUARTER 2016 RESULTS

Highlights

•	Generated distributable cash flow of $54.4 million, or $0.68 per common unit, in the first quarter of 2016.

•	Generated total cash flow from vessel operations of $114.4 million in the first quarter of 2016 compared to $119.0 million from the same period of the prior year.

•	Declared first quarter 2016 cash distribution of $0.14 per common unit.

•	In February 2016, the world’s first MEGI LNG carrier newbuilding, Creole Spirit, commenced its five-year, fixed-rate charter with Cheniere Energy.

•	In April 2016, Yamal LNG announced they have secured plant financing for the Yamal LNG Project.

•	Total liquidity of approximately $264 million as at March 31, 2016.

Hamilton, Bermuda, May 19, 2016 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2016. During the first quarter of 2016, the Partnership generated distributable cash flow(1) of $54.4 million, or $0.68 per common unit, compared to $66.2 million, or $0.73 per common unit, in the same period of the prior year. The decrease in distributable cash flow was primarily due to lower revenues from the Partnership’s 52 percent-owned Malt LNG joint venture, lower revenues from two of the Partnership’s Suezmax tankers upon the charterer exercising its one-year extension options between September 2015 and January 2016, and lower capitalized distributions relating to equity financing of newbuildings as a result of the temporary reduction in cash distributions on the Partnership’s common units announced in December 2015. These decreases were partially offset by the Creole Spirit liquefied natural gas (LNG) carrier commencing its charter contract in late-February 2016.

On April 1, 2016, the Partnership declared a cash distribution of $0.14 per common unit for the quarter ended March 31, 2016. The cash distribution was paid on May 13, 2016 to all common unitholders of record on April 29, 2016.

CEO Commentary

“The Partnership continued to generate strong cash flows in the first quarter of 2016, delivering results that were in line with our expectations,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “While there continues to be volatility in the energy markets and a weak spot LNG shipping market, our business remains stable with approximately 97 percent of the Partnership’s LNG fleet fixed in 2016. In addition, the pace of LNG newbuilding orders remains low and long-term fundamentals in the LNG industry remain positive.”

Mr. Evensen continued, “In the second quarter of 2016, the Partnership will begin to benefit from a full quarter of cash flow from our first MEGI LNG carrier newbuilding, the Creole Spirit, which delivered in late-February and subsequently transported its first U.S. shale gas cargo to Europe from Cheniere’s Sabine Pass LNG export facility. The Partnership’s second MEGI LNG carrier newbuilding is now undergoing sea trials and is on-track to commence its five-year charter with Cheniere in the third quarter of 2016.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Mr. Evensen added, “The sponsors of the Yamal LNG project recently announced a significant milestone for the project in securing long-term plant financing. Further, our jointly-owned ARC7 Ice-Class LNG carrier newbuildings with China LNG Shipping reached a milestone of our own during April when steel was cut on our first vessel which is scheduled to deliver in the first quarter of 2018. Executing on Teekay LNG’s robust pipeline of profitable growth projects that are scheduled to deliver in 2016 through 2020 remains a top priority, and we continue to make significant progress on securing financing for these remaining newbuildings.”

Summary of Recent Events

Delivery Update on the First Two MEGI LNG Carrier Newbuildings for Cheniere Energy

In late-February 2016, Teekay LNG’s first MEGI LNG carrier newbuilding, Creole Spirit, commenced its five-year fee-based charter contract with Cheniere Energy. The Partnership’s second MEGI LNG carrier newbuilding, Oak Spirit, has commenced sea trials and is on schedule to begin its five-year fee-based contract with Cheniere Energy in the third quarter of 2016. Each vessel is expected to earn annual cash flow from vessel operations(1) and distributable cash flow of approximately $50 million and $30 million, respectively. In early-February 2016, Teekay LNG secured a 10-year, $360 million long-term lease facility, which will be used to finance both vessels.

Sale of the Bermuda Spirit and Hamilton Spirit Suezmax Tankers

During February and March 2016, Centrofin, the charterer of the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its options under the charter contract to purchase both vessels for a total purchase price of approximately $94 million. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016 and we used substantially all of the proceeds from these sales to repay existing term loans associated with these vessels.

As described in note 1 of the Consolidated Statements of (Loss) Income included in this release, an accounting loss of approximately $27 million was recognized in the three months ended March 31, 2016 as a result of Centrofin exercising its purchase options to acquire the two vessels. The accounting loss was mainly as a result of a timing difference between the different amortization periods applied to the vessels (25 years) and the $50 million of upfront payments received from Centrofin at the inception of the charter contracts (12 years).

Yamal LNG Financing and Project Update

In July 2014, Teekay LNG, through a 50/50 joint venture with China LNG Shipping (Holdings) Limited (China LNG), finalized agreements to provide six internationally-flagged Ice-Class LNG carriers for the Yamal LNG Project in Northern Russia. Our joint venture’s vessels, which are scheduled to deliver between the first quarter of 2018 and the first quarter of 2020, will operate under time-charter contracts until December 31, 2045, plus extension options. In April 2016, Yamal LNG announced it had secured approximately $16.2 billion equivalent in long-term external plant financing for the Yamal LNG Project from Chinese and Russian sources. Yamal LNG has announced that these loan facilities, combined with previous financing provided by the National Welfare Fund is the full external funding required for the Yamal LNG Project. As of March 31, 2016, the Yamal LNG Project is reported to be 51 percent complete, with the first LNG train being over 65 percent complete.

The Teekay LNG/China LNG joint venture is currently in discussions with lenders on the financing of its Ice-Class LNG carrier newbuildings.

(1)

CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $34.2 million for the quarter ended March 31, 2016, compared to $43.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net loss attributable to partners by $71.3 million and increasing net income attributable to the partners by $19.1 million for the three months ended March 31, 2016 and 2015, respectively, primarily relating to unrealized losses on derivative instruments, foreign currency exchange gains and losses and loss on sale of vessels as detailed in Appendix A to this release. Including these items, the Partnership reported net loss attributable to the partners, on a GAAP basis, of $37.1 million for three months ended March 31, 2016 and net income attributable to the partners of $63.1 million for the three months ended March 31, 2015.

Adjusted net income attributable to the partners for the three months ended March 31, 2016 decreased from the same period in the prior year primarily due to a temporary deferral of a portion of the charter payments for the Partnership’s 52 percent-owned Marib Spirit and Arwa Spirit LNG carriers effective January 2016, lower charter rate on the redeployment of the Partnership’s 52 percent-owned Methane Spirit after its original time charter contract expired in March 2015 and lower charter rates upon the charterer exercising its one-year extension options between September 2015 to January 2016 for the European Spirit, African Spirit and Asian Spirit Suezmax tankers. These decreases were partially offset by the Creole Spirit LNG carrier commencing its charter contract in late-February 2016 and increased revenue days for the Magellan Spirit LNG carrier due to the disputed termination of its charter contract and unscheduled off-hire in the first quarter of 2015.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes in net (loss) income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on derivative instruments on the consolidated statements of (loss) income as detailed in notes 3, 4, 5 and 6 to the Consolidated Statements of (Loss) Income included in this release.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net (loss) income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended
	March 31, 2016			March 31, 2015
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	78,468	16,846	95,314	75,934	21,074	97,008
Vessel operating expenses	(15,232)	(6,621)	(21,853)	(14,306)	(7,328)	(21,634)
Depreciation and amortization	(18,685)	(4,926)	(23,611)	(18,306)	(5,263)	(23,569)

CFVO from consolidated vessels(ii)	63,132	10,548	73,680	60,704	12,001	72,705
CFVO from equity accounted vessels(iii)	40,749	—	40,749	46,304	—	46,304
Total CFVO(ii)(iii)	103,881	10,548	114,429	107,008	12,001	119,009

(i)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income (loss) from vessel operations before (a) depreciation and amortization expense, (b) loss on sale of vessels, (c) amortization of in-process contracts included in voyage revenues, and includes (d) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract and the revenue for two Suezmax tankers recognized on a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. CFVO is not required by GAAP and should not be considered as an alternative to net (loss) income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(iii)

The Partnership’s equity accounted investments for the three months ended March 31, 2016 and 2015 include the Partnership’s proportionate share of its equity accounted vessels’ CFVO. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, was $63.1 million in the first quarter of 2016, compared to $60.7 million in the same quarter of the prior year. The increase was primarily due to the Creole Spirit commencing its five-year charter contract with Cheniere Energy in late-February 2016, partially offset by scheduled off-hire relating to an in-water survey for the Catalunya Spirit in the first quarter of 2016.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment was $40.7 million in the first quarter of 2016 compared to $46.3 million in the same quarter of the prior year. The decrease was primarily due to a temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit effective January 2016 and lower charter rates on the redeployment of the Methane Spirit after its original time-charter contract expired in March 2015. These vessels are all owned through the Partnership’s 52 percent interest in the Malt LNG joint venture with Marubeni Corporation. These decreases were partially offset by increased cash flows from the Partnership’s 50 percent interest in Exmar LPG BVBA as a result of two LPG carrier newbuildings that delivered in November 2015 and February 2016, net of the redelivery of one in-chartered vessel during the fourth quarter of 2015, and increased revenue days for the Partnership’s 52 percent-owned Magellan Spirit due to its disputed charter contract termination and unscheduled off-hire in the first quarter of 2015.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $10.5 million in the first quarter of 2016, compared to $12.0 million in the same quarter of the prior year. The decrease was primarily related to an adjustment upon finalization of the Partnership’s 2015 profit share relating to the Teide Spirit recorded in the first quarter of 2016 and lower charter rates upon the charterer exercising its one-year extension options between September 2015 to January 2016 for the European Spirit, African Spirit and Asian Spirit.

Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of May 18, 2016:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	30	(i)	—		20	(i)	50
LPG/Multigas Carrier Fleet	21	(ii)	2	(iii)	6	(iii)	29
Conventional Tanker Fleet	6		—		—		6

Total	57		2		26		85

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity

As of March 31, 2016, the Partnership had total liquidity of $264.1 million (comprised of $114.1 million in cash and cash equivalents and $150.0 million in an undrawn credit facility).

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Availability of 2015 Annual Report

Teekay LNG Partners L.P. filed its 2015 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 27, 2016. Copies are available on Teekay LNG’s website, under “Investors – Teekay LNG Partners L.P. – Financials & Presentations”, at www.teekay.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay LNG’s Investor Relations.

Conference Call

The Partnership plans to host a conference call on Friday, May 20, 2016 at 10:00 a.m. (ET) to discuss the results for the first quarter of 2016. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9568 or (416) 204-9271, if outside North America, and quoting conference ID code 9220450.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of 30 days).

An accompanying First Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, June 3, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 9220450.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 50 LNG carriers (including one LNG regasification unit and 20 newbuildings), 29 LPG/Multigas carriers (including two in-chartered LPG carriers and six newbuildings) and six conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

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Teekay LNG Partners L.P.

Consolidated Statements of (Loss) Income

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended
	March 31, 2016 (unaudited)	December 31, 2015 (unaudited)	March 31, 2015 (unaudited)
Voyage revenues	95,771	103,642	97,326

Voyage expenses	(457)	(215)	(318)
Vessel operating expenses	(21,853)	(24,046)	(21,634)
Depreciation and amortization	(23,611)	(23,002)	(23,569)
General and administrative expenses	(5,428)	(5,666)	(6,708)
Loss on sale of vessels(1)	(27,439)	—	—
Restructuring charges(2)	—	(491)	—

Income from vessel operations	16,983	50,222	45,097

Equity income(3)	9,498	23,588	18,058
Interest expense(4)	(13,997)	(10,827)	(10,104)
Interest income	602	539	734
Realized and unrealized (loss) gain on non-designated derivative instruments(5)	(38,089)	9,957	(14,032)
Foreign currency exchange (loss) gain(6)	(10,118)	5,712	25,930
Other income	419	355	443

Net (loss) income before tax expense	(34,702)	79,546	66,126
Income tax (expense) recovery	(261)	(2,431)	225

Net (loss) income	(34,963)	77,115	66,351

Non-controlling interest in net (loss) income	2,175	4,891	3,283
General Partner’s interest in net (loss) income	(743)	1,444	8,642
Limited partners’ interest in net (loss) income	(36,395)	70,780	54,426
Weighted-average number of common units outstanding:
• Basic	79,557,872	79,528,595	78,514,335
• Diluted	79,557,872	79,596,288	78,553,194
Total number of common units outstanding at end of period	79,571,820	79,551,012	78,537,584

(1)

Loss on sale of vessels relates to Centrofin exercising its purchase options to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers during the three months ended March 31, 2016. The Bermuda Spirit was sold to Centrofin on April 15, 2016 and the Hamilton Spirit was sold to Centrofin on May 17, 2016 for gross proceeds of $94 million. The Partnership received a total of $50 million from Centrofin prior to the commencement of the two charters and thus, the purchase option prices were lower than they would have otherwise been. Such amounts received from Centrofin were accounted for as deferred revenue (prepayment of future charter payments) instead of as a reduction in the purchase price of the vessels, and was amortized to revenues over the 12-year charter periods on a straight-line basis. Approximately $28 million of $50 million has been recognized to revenues since the inception of the charters, which approximates the $27 million loss on sale recognized in the first quarter of 2016.

(2)

Restructuring charges for the three months ended December 31, 2015 are primarily related to seafarer severance payments upon the charterer’s request to change the crew nationality from an Australian crew to an international crew on the Alexander Spirit. This restructuring charge was reimbursed by the charterer, which was included in voyage revenues.

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(3)

Equity income includes unrealized gains/losses on non-designated derivative instruments, any ineffectiveness for derivative instruments designated as hedges for accounting purposes and gains or losses on sales of vessels as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2016	2015	2015
Equity income	9,498	23,588	18,058
Proportionate share of unrealized loss (gain) on non-designated derivative instruments	3,978	(6,798)	1,126
Proportionate share of ineffective portion of hedge accounted interest rate swaps	160	(357)	394
Proportionate share of loss on sale of vessel	—	1,228	—

Equity income excluding unrealized gains/losses on designated and non-designated derivative instruments and loss on sale of vessel	13,636	17,661	19,578

(4)	Included in interest expense is ineffectiveness for derivative instruments designated as hedges for accounting purposes, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2016	2015	2015
Ineffective portion on qualifying cash flow hedging instruments	(1,398)	—	—

(5)

The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2016	2015	2015
Realized (losses) gains relating to:
Interest rate swap agreements	(6,643)	(7,112)	(7,305)
Toledo Spirit time-charter derivative contract	630	(3,185)	(570)

	(6,013)	(10,297)	(7,875)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(20,657)	13,933	(4,357)
Interest rate swaption agreements	(11,669)	4,551	—
Toledo Spirit time-charter derivative contract	250	1,770	(1,800)

	(32,076)	20,254	(6,157)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(38,089)	9,957	(14,032)

(6)

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of (Loss) Income.

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million, NOK 900 million, and NOK 1,000 million of unsecured bonds between May 2012 and May 2015. Foreign currency exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2016	2015	2015
Realized losses on cross-currency swaps	(2,291)	(2,472)	(1,401)
Unrealized gains (losses) on cross-currency swaps	21,312	(7,934)	(17,045)
Unrealized (losses) gains on revaluation of NOK bonds	(20,430)	11,310	16,216

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Teekay LNG Partners L.P.

Consolidated Balance Sheets

(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2016	2015
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	114,145	102,481
Restricted cash – current	6,100	6,600
Lease receivable	94,392	—
Accounts receivable	12,235	22,081
Prepaid expenses	5,470	4,469
Current portion of net investments in direct financing leases	17,986	20,606
Advances to affiliates	15,524	13,026

Total current assets	265,852	169,263

Restricted cash – long-term	100,090	104,919

Vessels and equipment
At cost, less accumulated depreciation	1,444,950	1,595,077
Vessels under capital leases, at cost, less accumulated depreciation	292,145	88,215
Advances on newbuilding contracts	368,825	424,868

Total vessels and equipment	2,105,920	2,108,160

Investment in and advances to equity accounted joint ventures	892,492	883,731
Net investments in direct financing leases	640,836	646,052
Other assets	11,409	20,811
Derivative assets	3,016	5,623
Intangible assets – net	76,551	78,790
Goodwill – liquefied gas segment	35,631	35,631

Total assets	4,131,797	4,052,980

LIABILITIES AND EQUITY
Current
Accounts payable	2,345	2,770
Accrued liabilities	32,734	37,456
Unearned revenue	15,857	19,608
Current portion of long-term debt	135,551	197,197
Current obligations under capital lease	64,024	4,546
Current portion of in-process contracts	12,886	12,173
Current portion of derivative liabilities	39,229	52,083
Advances from affiliates	13,393	22,987

Total current liabilities	316,019	348,820

Long-term debt	1,851,788	1,802,012
Long-term obligations under capital lease	167,857	54,581
Long-term unearned revenue	11,319	30,333
Other long-term liabilities	70,118	71,152
In-process contracts	17,570	20,065
Derivative liabilities	210,128	182,338

Total liabilities	2,644,799	2,509,301

Equity
Limited partners	1,425,633	1,472,327
General Partner	47,833	48,786
Accumulated other comprehensive loss	(11,618)	(2,051)

Partners’ equity	1,461,848	1,519,062
Non-controlling interest (1)	25,150	24,617

Total equity	1,486,998	1,543,679

Total liabilities and total equity	4,131,797	4,052,980

(1)

Non-controlling interest includes: a 30 percent equity interest in the RasGas II joint venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in several of the Partnership’s ship-owning subsidiaries or joint ventures, which in each case represents the ownership interest not owned by the Partnership.

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Teekay LNG Partners L.P.

Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	March 31,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(34,963)	66,351
Non-cash items:
Unrealized loss on non-designated derivative instruments	32,076	6,157
Depreciation and amortization	23,611	23,569
Loss on sale of vessels	27,439	—
Unrealized foreign currency exchange loss (gain) and other	9,366	(28,914)
Equity income, net of dividends received of nil (2015 – $45,000)	(9,498)	26,942
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	1,398	—
Change in operating assets and liabilities	(11,589)	(6,097)
Expenditures for dry docking	(155)	(511)

Net operating cash flow	37,685	87,497

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3,364	38,967
Scheduled repayments of long-term debt	(29,792)	(21,733)
Prepayments of long-term debt	(20,000)	(40,000)
Scheduled repayments and prepayment of capital lease obligations	(6,681)	(1,094)
Decrease (increase) in restricted cash	6,591	(12,146)
Proceeds from equity offerings, net of offering costs	—	6,753
Cash distributions paid	(11,364)	(63,609)
Dividends paid to non-controlling interest	(23)	—

Net financing cash flow	(57,905)	(92,862)

INVESTING ACTIVITIES
Additional capital contributions to equity accounted joint ventures	(4,029)	(1,533)
Loan repayments from equity accounted joint ventures	—	13,987
Receipts from direct financing leases	7,836	1,381
Proceeds from sale-lease back	179,434	—
Expenditures for vessels and equipment	(151,357)	(61,699)

Net investing cash flow	31,884	(47,864)

Increase (decrease) in cash and cash equivalents	11,664	(53,229)
Cash and cash equivalents, beginning of the period	102,481	159,639

Cash and cash equivalents, end of the period	114,145	106,410

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Teekay LNG Partners L.P.

Appendix A – Specific Items Affecting Net (Loss) Income

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(34,963)	66,351
Less:
Net income attributable to non-controlling interests	(2,175)	(3,283)

Net (loss) income attributable to the partners	(37,138)	63,068

Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange loss (gain)(1)	7,740	(27,262)
Unrealized losses on non-designated derivative instruments(2)	32,076	6,157
Ineffective portion on qualifying cash flow hedging instruments included in interest expense(3)	1,398	—
Unrealized losses on non-designated and designated derivative instruments and other items from equity accounted investees(4)	4,138	1,520
Loss on sale of vessels(5)	27,439	—
Non-controlling interests’ share of items above(6)	(1,502)	436

Total adjustments	71,289	(19,149)

Adjusted net income attributable to the partners	34,151	43,919

(1)

Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized (losses) gains relating to the cross currency swaps for the NOK bonds.

(2)

Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See note 5 to the Consolidated Statements of (Loss) Income included in this release for further details.

(3)

Reflects the ineffectiveness for derivative instruments designated as hedges for accounting purposes. See note 4 to the Consolidated Statements of (Loss) Income included in this release for further details

(4)

Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See note 3 to the Consolidated Statements of (Loss) Income included in this release for further details.

(5)

Loss on sale of vessels relates to Centrofin exercising its purchase options to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers during the three months ended March 31, 2016. The Bermuda Spirit was sold to Centrofin on April 15, 2016 and the Hamilton Spirit was sold to Centrofin on May 17, 2016 for gross proceeds of $94 million. The Partnership received a total of $50 million from Centrofin prior to the commencement of the two charters and thus, the purchase option prices were lower than they would have otherwise been. Such amounts received from Centrofin were accounted for as deferred revenue (prepayment of future charter payments) instead of as a reduction in the purchase price of the vessels, and was amortized to revenues over the 12-year charter periods on a straight-line basis. Approximately $28 million of $50 million has been recognized to revenues since the inception of the charters, which approximates the $27 million loss on sale recognized in the first quarter of 2016.

(6)

Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay LNG Partners L.P.

Appendix B – Reconciliation of Non-GAAP Financial Measures Distributable Cash Flow (DCF)

(in thousands of U.S. Dollars, except units outstanding)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, loss on sale of vessels and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net (loss) income.

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)
Net (loss) income:	(34,963)	66,351
Add:
Depreciation and amortization	23,611	23,569
Loss on sale of vessels	27,439	—
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance capital expenditures(1)	20,573	25,209
Direct finance lease payments received in excess of revenue recognized	4,866	4,401
Distributions relating to equity financing of newbuildings	—	3,916
Unrealized losses on non-designated derivative instruments	32,076	6,157
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	1,398	—
Unrealized foreign currency exchange loss (gain)	7,740	(27,262)

Less:
Deferred income tax and other non-cash items	(1,372)	(1,068)
Equity income	(9,498)	(18,058)
Estimated maintenance capital expenditures	(11,976)	(11,662)

Distributable Cash Flow before Non-controlling interest	59,894	71,553
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,490)	(5,352)

Distributable Cash Flow	54,404	66,201
Amount of cash distributions attributable to the General Partner	(227)	(8,653)

Limited partners’ Distributable Cash Flow	54,177	57,548
Weighted-average number of common units outstanding	79,557,872	78,514,335

Distributable Cash Flow per limited partner unit	0.68	0.73

(1)

The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures were $7.4 million and $7.0 million for the three months ended March 31, 2016 and 2015, respectively.

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Teekay LNG Partners L.P.

Appendix C – Reconciliation of Non-GAAP Financial Measures

Net Voyage Revenues

(in thousands of U.S. Dollars)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP measure used by certain investors to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	78,585	17,186	95,771
Voyage expenses	(117)	(340)	(457)

Net voyage revenues	78,468	16,846	95,314

	Three Months Ended March 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	75,934	21,392	97,326
Voyage expenses	—	(318)	(318)

Net voyage revenues	75,934	21,074	97,008

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Teekay LNG Partners L.P.

Appendix D – Supplemental Segment Information

(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	78,468	16,846	95,314
Vessel operating expenses	(15,232)	(6,621)	(21,853)
Depreciation and amortization	(18,685)	(4,926)	(23,611)
General and administrative expenses	(4,362)	(1,066)	(5,428)
Loss on sale of vessels	—	(27,439)	(27,439)

Income (loss) from vessel operations	40,189	(23,206)	16,983

	Three Months Ended March 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	75,934	21,074	97,008
Vessel operating expenses	(14,306)	(7,328)	(21,634)
Depreciation and amortization	(18,306)	(5,263)	(23,569)
General and administrative expenses	(5,325)	(1,383)	(6,708)

Income from vessel operations	37,997	7,100	45,097

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Teekay LNG Partners L.P.

Appendix E – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Consolidated Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from consolidated vessels represents income (loss) from vessel operations before (a) depreciation and amortization expense, (b) loss on sale of vessels, (c) amortization of in-process contracts included in voyage revenues, and includes (d) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract, and the revenue for two Suezmax tankers recognized a cash basis. The Partnership’s direct financing leases for the periods indicated relate to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco LNG ASA. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix D)	40,189	(23,206)	16,983
Depreciation and amortization	18,685	4,926	23,611
Loss on sale of vessels	—	27,439	27,439
Amortization of in-process contracts included in voyage revenues	(608)	(278)	(886)
Direct finance lease payments received in excess of revenue recognized	4,866	—	4,866
Realized gain on Toledo Spirit derivative contract	—	630	630
Cash flow adjustment for two Suezmax tankers(1)	—	1,037	1,037

Cash flow from vessel operations from consolidated vessels	63,132	10,548	73,680

	Three Months Ended March 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	37,997	7,100	45,097
Depreciation and amortization	18,306	5,263	23,569
Amortization of in-process contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,401	—	4,401
Realized loss on Toledo Spirit derivative contract	—	(570)	(570)
Cash flow adjustment for two Suezmax tankers(1)	—	486	486

Cash flow from vessel operations from consolidated vessels	60,704	12,001	72,705

(1)

The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of (loss) income and comprehensive (loss) income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and as a result, the charter contracts have been reclassified as sales-type leases.

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Teekay LNG Partners L.P.

Appendix F – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Equity Accounted Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from equity accounted vessels represents the Partnership’s proportionate share of income from vessel operations from equity accounted vessels before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and includes (c) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended
	March 31, 2016		March 31, 2015
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	129,200	58,413	139,031	63,745
Vessel operating expenses	(41,581)	(19,367)	(39,686)	(18,562)
Depreciation and amortization	(24,609)	(12,311)	(23,477)	(11,904)

Income from vessel operations of equity accounted vessels	63,010	26,735	75,868	33,279
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(42,242)	(17,237)	(36,791)	(15,221)

Net income / equity income of equity accounted vessels	20,768	9,498	39,077	18,058

Income from vessel operations	63,010	26,735	75,868	33,279
Depreciation and amortization	24,609	12,311	23,477	11,904
Direct finance lease payments received in excess of revenue recognized	8,786	3,186	8,584	3,134
Amortization of in-process revenue contracts	(2,899)	(1,483)	(3,959)	(2,013)

Cash flow from vessel operations from equity accounted vessels	93,506	40,749	103,970	46,304

(1)

The Partnership’s equity accounted vessels for the three months ended March 31, 2016 and 2015 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interest ranging from 49 percent to 50 percent in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including six newbuildings, as at March 31, 2016, compared to 24 vessels owned and in-chartered, including eight newbuildings, as at March 31, 2015; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for BG Group acquired in June 2014; and the Partnership’s 50 percent ownership interest in six LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited established in July 2014.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: expected profitability of existing growth projects; the timing of newbuilding vessel deliveries and project start-up and the commencement of related contracts; the stability and growth of the Partnership’s business and future cash flows, including the cash flow impact relating to the two MEGI LNG carrier newbuildings commencing charters to Cheniere during 2016; the percentage of the Partnership’s LNG fleet that is subject to fixed-rate charters in 2016; fundamentals in the liquefied gas industry; the impact of the long-term plant financing for the Yamal LNG Project on the financing of the Partnership’s ARC7 Ice-Class LNG carrier newbuildings; the financing of the Partnership’s remaining newbuildings; and the charter payment deferral on the Partnership’s two 52 percent-owned LNG carriers on charter to the Yemen LNG project. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; factors affecting the outcome of the Partnership’s dispute over the Magellan Spirit; the Partnership’s and the Partnership’s joint ventures’ ability to raise financing for its existing newbuildings and projects; factors affecting the resumption of the LNG plant in Yemen; the inability of the Partnership to collect the deferred charter payments from the Yemen LNG project; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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